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For Immediate Release

Bell Canada to redeem Series M-20 debentures due June 2014

MONTRÉAL, July 10, 2013 – Bell Canada today announced that it will redeem on August 9, 2013, prior to maturity, all of its outstanding $1,000,000,000 principal amount of 4.85% Debentures, Series M-20, due June 30, 2014 (“Series M-20 Debentures”).

The Series M-20 Debentures will be redeemed at a price equal to $1,027.874 per $1,000 of principal amount of debentures plus $5.315 for accrued and unpaid interest up to, but excluding, the date of redemption.

Registered holders of Series M-20 Debentures will receive a notice providing the details of this redemption, including where to present their debentures for payment.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk mental health initiative is a national charitable program that promotes Canadian mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and unprecedented funding for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca